EXHIBIT 21.1

List of Subsidiaries1

Name of Company	Jurisdiction of Organization
U.S. Gold Acquisition Corp.	Nevada
Gold King Corp.	Wyoming
Northern Panther Resources Corporation	Nevada
Western Panther Resources Corporation	Nevada
Eagle Resources Management LLC	Utah
2637262 Ontario Inc.	Ontario, Canada
Orevada Metals Inc.	Nevada

1 This information is as of July 31, 2023.